Exhibit 12
GMAC LLC

RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended
	March 31,

($ in millions)	2008	2007

Earnings
Consolidated net loss	($589)	($305)
Provision for income taxes	18	150
Equity-method investee distribution	25	27
Equity-method investee earnings	(39)	(58)
Minority interest expense	—	1

Consolidated loss before income taxes, minority interest and income or loss from equity investees	(585)	(185)
Fixed charges	3,238	3,744

Earnings available for fixed charges	2,653	3,559
Fixed charges
Interest, discount, and issuance expense on debt	3,221	3,725
Portion of rentals representative of the interest factor	17	19

Total fixed charges	$3,238	$3,744
Ratio of earnings to fixed charges (a)	0.82	0.95

(a)	The ratio calculation indicates a less than one-to-one coverage for the three months ended March 31, 2008 and 2007. Earnings available for fixed charges for the three months ended March 31, 2008 and 2007, were inadequate to cover total fixed charges. The deficit amount for the ratio was $585 million and $185 million for the three months ended March 31, 2008 and 2007, respectively.